May 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE
Washington, D.C. 20549

Attn:	Cara Wirth, Dietrich King

Re:	Boqii Holding Limited

Registration Statement on Form F-1

Originally Filed on March 31, 2025

File No. 333-286239

Ladies and Gentlemen:

On behalf of our client, Boqii Holding Limited, a Cayman Islands exempted company (the “Company”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form F-1 originally filed on March 31, 2025 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated May 27, 2025 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Prospectus Summary, page 19

We note your amended disclosure in response to prior comment 7. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the amended registration statement on Form F-1 to include a comprehensive list of the permissions and approvals required by the relevant Chinese authorities for the Company, its subsidiaries, and its variable interest entities (VIEs) to operate their respective businesses in China. The disclosure also addresses the consequences of failing to obtain such permissions and confirms that, as of the date of this filing, the Company and its affiliated entities have obtained all material permissions and approvals required to conduct their current operations in China.

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U.S. Securities and Exchange Commission

May 29, 2025

Please do not hesitate to contact Michael Blankenship at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

/s/ Winston & Strawn LLP

Winston & Strawn LLP

cc:	Yingzhi (Lisa) Tang, co-Chief Executive Officer, Boqii Holding Limited